Exhibit 2.3

IRREVOCABLE UNDERTAKING

To:	Quanex Building Products Corporation 945 Bunker Hill Rd., Suite 900 Houston, TX 77024 United States of America

and

Tyman plc
29 Queen Anne’s Gate
London, SW1H 9BU
United Kingdom

22 April 2024

Dear all

Proposed offer for Tyman plc (the "Offeree") by Quanex Building Products Corporation (the "Offeror")

1.	Introduction

1.1	We, the undersigned, understand that:

1.1.1	the Offeror, directly or through a subsidiary, is considering the acquisition of the entire issued and to be issued share capital of the Offeree not already owned or agreed to be acquired by the Offeror (the "Transaction"), to be announced with a referrable price per Offeree Share of 400 pence, such value determined by reference to the Offeror's share price at its close, and a GBP/USD exchange rate, each as at 19 April 2024 in the form of the Main Offer or if so elected the Capped All-Share Alternative;

1.1.2	it is intended that the terms and conditions of the Transaction will be set out in an announcement by the Offeror, or a subsidiary of it, of a firm intention to make an offer for the Offeree under Rule 2.7 of the City Code on Takeovers and Mergers (the "Takeover Code"), substantially in the form appended as Appendix 1 to this Undertaking subject to the inclusion of any alternative or additional terms and conditions as may be required to comply with the requirements of the Panel on Takeovers and Mergers (the "Panel"), any applicable law or regulation, or as agreed between the Offeree and the Offeror (the "2.7 Announcement"); and

1.1.3	it is intended that the Transaction will be implemented by way of a court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006 (the "Act") (a "Scheme"), but the Offeror reserves the right to implement the Transaction, with the agreement of the Offeree (if required) and the Panel, by way of a takeover offer (within the meaning of section 974 of the Act) (an "Offer").

1.2	This Undertaking (which has been executed by us as a Deed) sets out the terms and conditions on which we hereby agree that we will vote in favour of the Scheme or accept the Offer (as applicable), elect the Capped All-Share Alternative and take certain other steps outlined in this Undertaking in connection with the implementation of the Transaction.

1.3	In this Undertaking:

1.3.1	a reference to the Transaction includes any revised and increased value Scheme or Offer which may be made by the Offeror, or a subsidiary of it, from time to time, irrespective of how the improved offer is to be implemented and, for the avoidance of doubt, this Undertaking will continue to be binding in respect of the Shares in respect of any improved or revised offer;

1.3.2	capitalised words and phrases not defined in this Undertaking shall have the meaning given to them in the 2.7 Announcement;

1.3.3	the ejusdem generis principle of construction shall not apply to this Undertaking. Any phrase introduced by the terms "other", "including", "include" and "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words following or preceding those terms;

1.3.4	a reference to a person having an "interest in shares" (or similar) has the meaning given in the Takeover Code; and

1.3.5	a reference to any meeting includes any adjournment or postponement of that meeting.

2.	Irrevocable Undertakings, Warranties and Representations

2.1	Subject to and conditional on the release of the 2.7 Announcement by 9.00 a.m. (London time) on 30th April 2024 (or such later date as the Offeror and the Offeree agree) (the "Condition"), we hereby irrevocably undertake, warrant and represent to you in the following terms:

2.1.1	we are the registered legal and/or beneficial owner of (or are otherwise able to control the exercise of all rights attaching to, including the ability to procure the transfer of) the ordinary shares of 5 pence each in the share capital of the Offeree as specified in Schedule 1, and all securities which may be allotted in respect of, or which are attributable to or derived from, such shares (together called the "Shares"), are free from any charge, option, lien, equity, restriction, encumbrance or other rights to subscribe for, purchase or otherwise acquire any such shares or securities, or any short positions in any such shares or securities, and references to interests and short positions shall each have the meanings given in the Takeover Code and with the right to all dividends and distributions (if any, and including the final dividend of up to 9.5 pence per Offeree share for the financial year ended 31 December 2023 which would be paid on 29 May 2024 to shareholders on the register at 26 April 2024, the "FY23 Dividend") declared, made or paid on or after the date of the 2.7 Announcement. Save as disclosed in Schedule 1, there are no other shares interests or other securities in the Offeree in which we (nor any of the persons connected with us (as defined in sections 252 to 256 of the Act)) are interested;

2.1.2	in the case of any Shares set out in Part II of Schedule 1 of which we are or become the beneficial owner (but not the registered holder) and all other securities which may be allotted in respect of, or which are attributable to or derived from such Shares, we undertake to procure that the registered holder(s) will comply with the terms of this Undertaking as if they were also party to it;

2.1.3	we have the full power, capacity and authority and the right (free from any legal or other restrictions), and we will not (and we shall procure, where applicable, the registered holder of any Shares shall not) take any action which would cause us to cease having all relevant power and authority and the right, to enter into and perform the obligations in this Undertaking in accordance with their terms. The Offeror will acquire the Shares from us with full title guarantee, free from any charge, option, lien, equity, restriction or encumbrance whatsoever and with all rights now or hereafter attached or accruing to them, including voting rights and the right to all dividends and distributions (if any, but excluding the FY23 Dividend) declared, made or paid on or after the date of the 2.7 Announcement;

2.1.4	if the Transaction is structured or restructured as a Scheme:

(a)	we shall or, where applicable, will procure that the registered holder of the Shares will, in person or by proxy, exercise any voting rights (whether on a show of hands or a poll) attached to the Shares in favour of any resolutions to approve and implement the Scheme together with any other resolutions to approve any related matters set out in the Scheme Document (as defined below) (the "Resolutions") at any relevant court-convened (pursuant to section 896 of the Act), class or general meetings of Offeree shareholders (including any adjournment or postponement thereof) necessary to implement the Offer and, unless the Offeror directs otherwise, against any resolution or proposal to adjourn or postpone any such meeting; and

(b)	we shall, after the posting of the circular to be sent to shareholders of the Offeree containing an explanatory statement in respect of the Scheme (the "Scheme Document") (and without prejudice to our right to attend and vote in person at any meeting), (i) execute (or, where applicable, procure the execution of) all relevant forms of proxy in respect of all of the Shares validly appointing the Chair of such meetings (or any person nominated by the Offeror) to vote at any Shareholders' Meeting (as defined below) (or any adjournment or postponement of them) in respect of the Resolutions and (ii) lodge (or, where applicable, procure the lodgement of) such executed forms of proxy enclosed with the Scheme Document or, if any of the Shares are held in uncertificated form, instruct (or procure that our nominee, broker or custodian instructs) the CREST sponsor to complete and transmit CREST Proxy Instructions, by 1:00 p.m. on the 14th day immediately after the Offeree publishes the Scheme Document (or, in respect of Shares acquired by us after posting of the Scheme Document, as soon as practicable and, in any event, by the earlier of: (a) 1:00 p.m. on the date which is the 10th business day after acquiring an interest in such Shares or (b) 1:00 p.m. on the date which is one business day prior to the deadline for receipt of executed forms of proxy and/or CREST Proxy Instructions as set out in the Scheme Document;

2.1.5	if the Transaction is structured or restructured as an Offer and this Undertaking continues to be in force in accordance with the terms contained herein, we will no later than 14 days after the despatch of the document containing the terms and conditions of the Offer (the "Offer Document") validly accept or procure the valid acceptance of the Offer in respect of all of the Shares in accordance with the terms of the Offer and following the procedure for acceptance set out or referred to in the Offer Document (or, in the case of Shares issued or acquired after such time, within five business days of their issue or acquisition);

2.1.6	we will not and will procure that no other person shall (including the registered holder of the Shares), save as permitted by the Takeover Code, law and regulation:

(a)	other than pursuant to the Scheme or our acceptance of the Offer, sell, transfer, gift, charge, pledge encumber, create or grant any option or lien over or otherwise dispose of all or any of the Shares (other than to the Offeror or a subsidiary of it) or any interest therein or enter into any agreement or arrangement which might restrict a disposal to the Offeror or a subsidiary of it;

(b)	other than in connection with the Transaction, accept or give any undertaking to accept, nor directly or indirectly solicit or encourage any other offer in respect of all or any of the shares in the Offeree (including the Shares), whether conditionally or unconditionally (by whatever means the same is to be implemented) nor enter into any negotiations to that effect;

(c)	other than in connection with the Transaction, vote in favour of any other Scheme relating to the acquisition of the shares in the Offeree (including the Shares) or any other offer or similar transaction in respect of any of the shares in the Offeree (including the Shares) by a third party or other transaction made in competition with or which might otherwise be reasonably considered to frustrate the Transaction;

(d)	withdraw or revoke any form of proxy referred to in paragraph 2.1.4 or any acceptance referred to in paragraph 2.1.5 in respect of all or any of the Shares notwithstanding that we may have become entitled to withdraw it by virtue of the Takeover Code (or any provision in the Offer Document to that effect);

(e)	withdraw, revoke or amend any form of election made in accordance with and pursuant to paragraph 3;

(f)	acquire any further interests in or otherwise deal in any securities of the Offeree or the Offeror or any interest therein (including any derivatives referenced to such securities) unless the Panel determines, and confirms to us (either orally or in writing) (with such confirmation to be provided or relayed promptly to the Offeror), that, in respect of such acquisition or dealing, we are not acting in concert with the Offeror pursuant to Note 9 to the definition of “acting in concert” set out in the Code and if any shares, securities or interests in the Offeree are acquired by us, such shares, securities or interests (as the case may be) shall be deemed to be included in the expression "Shares" for the purposes of this Undertaking;

(g)	at any time after the announcement of the Transaction, exercise the voting rights attaching to the Shares in any manner, or otherwise take any action, which would reasonably be expected to impede or frustrate the Transaction or prevent a condition to the Transaction from being satisfied; nor

(h)	(other than pursuant to the Offer or Scheme (as applicable)) enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or incur any obligation or permit any obligation to arise, whether conditional or unconditional, to do any act referred to in this paragraph 2.1.6 and, for the avoidance of doubt, references in this paragraph to any agreement, arrangement or obligation includes any agreement, arrangement or obligation whether or not legally binding or subject to any condition or which is to take effect if the Offer becomes unconditional in all respects (if the Transaction is proceeding by way of an Offer) or the Court Order sanctioning the Scheme is filed with the Registrar of Companies (if the Transaction is proceeding by way of Scheme), or if this undertaking ceases to be binding or following any other event;

2.1.7	we will, and will procure that the registered holder of the Shares will, exercise (or procure the exercise of, as applicable) the voting rights attaching to the Shares to vote against any resolution to approve a scheme of arrangement, merger, acquisition or disposal relating to any shares in the Offeree or any of its subsidiaries, or any asset of the Offeree or any of its subsidiaries, by a third party, and we will, if required by the Offeror where we have not delivered (on or later than the date which is five days prior to the date of the relevant meeting) forms of proxy to the Offeree instructing that the voting rights attached to the Shares will be voted in accordance with this clause, execute or procure the execution of a form of proxy appointing any person named by the Offeror to attend and vote in respect of any such resolution (and not amend, revoke or withdraw such form of proxy other than in circumstances where we exercise the voting rights attaching to the Shares in person in accordance with the provisions of this clause); and

2.1.8	if we are eligible to appoint an observer to the board of the Offeror in accordance with the terms of the Transaction (the "Observer Appointment Right"), we will only accept such right (and, if already accepted, will withdraw and revoke such right) if no other person is eligible for and accepts the Observer Appointment Right (provided that if any other person withdraws or revokes such right we shall be entitled to accept).

2.2	We understand that, in accordance with the Takeover Code, particulars of this Undertaking will be contained in any announcement required under Rule 2 of the Takeover Code (including the 2.7 Announcement) and the Offer Document or Scheme Document (as appropriate), and also that a copy of this Undertaking will be available for inspection during the offer period (as defined in the Takeover Code). We consent to the inclusion of such particulars in such documents, and to a copy of this Undertaking being made publicly available in accordance with the Takeover Code.

2.3	We will, on your reasonable request, supply all information, including details of our interests and dealings in securities of the Offeror and the Offeree and those of any connected persons, as may be required under applicable law and regulation (including the Takeover Code) for the 2.7 Announcement and Offer Document or Scheme Document (as appropriate), and will promptly notify you of any changes in such information.

2.4	Without prejudice to paragraph 2.1 above, we agree that if we become aware that we will not be able to comply with the terms of this Undertaking, or we no longer intend to do so, that we shall, in accordance with Rule 2.10(c) of the Takeover Code, either:

2.4.1	promptly announce an update of the position together with all relevant details; or

2.4.2	promptly notify the Offeror and the Panel of the up-to-date position.

3.	Capped All-Share Alternative

3.1	We hereby irrevocably undertake to elect (or procure the election) for the Capped All-Share Alternative in respect of all of the Shares and will deliver (or procure the delivery of) a form or forms of election in respect of all the Shares, duly completed so as to elect for the Capped All-Share Alternative and receive the maximum possible number of New Offeror Shares that are available in respect of all the Shares under the Capped All-Share Alternative in accordance with the instructions set out in the Scheme Document or the Offer Document (as the case may be) and the form or forms of election, as soon as possible and in any event within 14 days after the posting of the Scheme Document or the Offer Document (as the case may be), provided that this paragraph 3.1 shall not prevent us from accepting a Competing Offer as permitted by paragraph 4.2.

3.2	We agree that paragraphs 2.1.6(a), 2.1.6(e), 2.1.6(h) (insofar as it applies to paragraphs 2.1.6(a) and 2.1.6(e)), 2.1.8 and 3.1 shall survive any lapse or termination of this Undertaking pursuant to paragraphs 4.1.6 or 4.2 of this Undertaking in respect of the Transaction in the event that our Shares are to be acquired pursuant to the Transaction, and provided always that this paragraph 3.2 shall not prevent us from accepting a Competing Offer as permitted by paragraph 4.2.

4.	Lapse of Undertaking

4.1	This Undertaking shall lapse, and we shall cease to be bound by the obligations in this Undertaking:

4.1.1	on the date on which the Offeror announces, with the consent of the Panel, that it does not intend to make or proceed with the Transaction and no new, revised or replacement offer is announced by the Offeror in accordance with Rule 2.7 of the Takeover Code at the same time;

4.1.2	if the 2.7 Announcement is not released by 9.00 a.m. (London time) on 30th April 2024 (or such later date as the Offeror and the Offeree may agree);

4.1.3	if the Scheme Document has not been posted to Offeree shareholders within 28 days of the issue of the 2.7 Announcement (or within such longer period as the Offeror and the Offeree may agree, with the consent of the Panel (if required)), other than in circumstances where the Offeror has, prior to such date, elected to exercise its right to proceed by way of an Offer and announced the same in accordance with the requirements of Paragraph 8 of Appendix 7 to the Takeover Code, and such Offer has not lapsed or been withdrawn;

4.1.4	where the Offeror has elected (in accordance with and subject to the terms of the Co-operation Agreement and with the consent of the Panel) to proceed with the implementation of the Transaction by way of an Offer on or before the date referred to in paragraph 4.1.3, the Offer Document has not been posted to Offeree shareholders within 28 days (or such other date as the Panel may require) after the date of the publication of the announcement made in accordance with the requirements of Paragraph 8 of Appendix 7 to the Takeover Code;

4.1.5	on the date on which the Transaction lapses or is withdrawn if no new, revised or replacement offer or scheme has then been announced by the Offeror in its place by such time in accordance with Rule 2.7 of the Takeover Code;

4.1.6	on the date on which the board of directors of the Offeree announces that it has withdrawn its recommendation of the Transaction as a result of a reduction in the value of the Capped All-Share Alternative to be received by electing shareholders of the Offeree under the terms of the Transaction (and provided that announcement expressly refers to such reduction in value as a reason for its withdrawn recommendation) provided that if:

(a)	a Competing Offer (as defined in paragraph 4.2) is made within 10 days of such announcement and the Offeror announces a revised offer for the Offeree, the value of which is at least equivalent (in the reasonable opinion of the board of directors of the Offeror, having taken advice from its financial adviser) to that available under the Competing Offer, not later than 5.00 p.m. on the 14th day after the firm intention announcement of the Competing Offer; or

(b)	the Offeree board's recommendation is withdrawn for any other purpose, except in the circumstances set out in this paragraph 4.1 and paragraph 4.2,

this Undertaking shall not lapse (and a failure by the Offeree's board to recommend whether Offeree shareholders elect to receive the Capped All-Share Alternative shall not constitute a withdrawal of the Offeree's recommendation for these purposes);

4.1.7	on the date on which the Scheme becomes effective in accordance with its terms or an Offer (if applicable and as made in accordance with the provisions of this Undertaking) is declared unconditional in accordance with the requirements of the Takeover Code; and/or

4.1.8	on the date upon which any third party offer or scheme of arrangement becomes or is declared unconditional in all respects or otherwise becomes effective.

4.2	Notwithstanding any other provision of this Undertaking, if prior to the Scheme becoming effective or the Offer becoming unconditional (as applicable), any person (other than the Offeror or a subsidiary of it or any person acting in concert (as defined in the Takeover Code) with the Offeror) announces a firm intention to make an offer for the Offeree (in accordance with Rule 2.7 of the Takeover Code) (a "Competing Offer"), then, notwithstanding any terms of this Undertaking, we (or the registered holder of the Shares, as applicable) may accept the Competing Offer or exercise the voting rights attaching to the Shares in favour of that Competing Offer (as applicable), or, in either case, undertake to do so and do all other things necessary or desirable in support of or in acceptance of that Competing Offer in each case without breach of or liability under or in connection with this Undertaking, provided that:

4.2.1	the making of the Competing Offer is not subject to the satisfaction of any pre-conditions;

4.2.2	the board of directors of the Offeree have announced that it recommends the Competing Offer; and

4.2.3	in the reasonable opinion of the board of directors of the Offeree (having taken advice from its Rule 3 financial adviser), the Competing Offer represents an increase in value (on a per Offeree share basis) as at last practicable date prior to the date of announcement of the Competing Offer of 12.5 per cent. or more of the consideration to be received by shareholders of the Offeree who elect for the Capped All-Share Alternative.

5.	Power of Attorney

In order to secure the performance of our obligations under this Undertaking, where we have not complied with our obligations under this Undertaking by the latest due date of performance of such obligations in accordance with the terms of this Undertaking, then within five days of being required to do so by the Offeror in writing and where we have otherwise not subsequently complied with such obligations, we hereby irrevocably appoint the Offeror (with power to delegate the performance of its powers and rights under this appointment (other than this power of delegation) to any director for the time being of the Offeror) to be our attorney in our name and on our behalf to execute and deliver any form or forms of acceptance, form or forms of proxy or form or forms of election in connection with the Transaction and/or the Capped All-Share Alternative and/or such other voting instructions, recommendations or requests, deeds or documents, and to do such other acts and things as may be necessary for, or incidental to, the acceptance (or the procurement of the acceptance of) the Transaction in respect of the Shares, the transfer of the Shares to the Offeror pursuant to the Transaction and/or the performance of our obligations under this Undertaking and we declare that this power of attorney shall be irrevocable in accordance with s.4 of the Powers of Attorney Act 1971 until the expiry of the offer period (as defined in the Takeover Code) of the Transaction or this Undertaking lapses in accordance with paragraph 4 or paragraph 4.2 is otherwise applicable, at which times this power of attorney shall be revoked.

6.	General

Confidentiality and Market Abuse

6.1	We understand that the information you have given to us in relation to the Transaction must be kept confidential until the 2.7 Announcement is released, or the information has otherwise become generally available. To the extent any of the information is inside information for the purposes of the Criminal Justice Act 1993 or the Market Abuse Regulation (EU) (596/2014) (as it forms part of the laws of the UK by virtue of the European Union (Withdrawal) Act 2018 (as amended)) (“MAR”), we will comply with the applicable restrictions contained therein on dealing in securities and disclosing inside information.

6.2	We undertake that we shall maintain appropriate secrecy about the possibility and details (including the terms and conditions) of the Transaction and the existence and terms of this Undertaking prior to the release of the 2.7 Announcement.

6.3	We acknowledge the terms of the confidentiality agreement dated 19 March 2024 entered into between us, the Offeree and the Offeror in respect of the Transaction, the terms of which continue to be in force.

Customer Relationship

6.4	We confirm and accept that UBS Securities LLC and its affiliates are not acting for us in relation to the Transaction, including for the purposes of the rules of the Conduct of Business Sourcebook of the Financial Conduct Authority, and they shall not be responsible to us for providing protections afforded to their clients or advising us on any matter in relation to the Transaction.

Remedies

6.5	We agree that if we fail to accept/vote in favour of the Transaction in accordance with this Undertaking or otherwise breach any of our obligations, damages may not be an adequate remedy and accordingly the Offeror and the Offeree shall be entitled to the remedy of specific performance or any other equitable relief.

Variations

6.6	No variation of this Undertaking shall be effective unless agreed in writing between us and the Offeror.

Jurisdiction, Governing Law and Agent for Service

6.7	This Undertaking and any non-contractual obligations arising under it shall be governed by and construed in accordance with English law.

6.8	We hereby irrevocably submit to the exclusive jurisdiction of the English courts in relation to all disputes (including claims for set-off and counterclaims) arising out of or in connection with this Undertaking, including any non-contractual obligations arising under it.

6.9	We shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Undertaking. Such agent shall always have an address in England and shall in the first instance (subject to any changes which we shall notify to the Offeror in writing) be Teleios Services (UK) Limited of 53-54 Grosvenor Street London, W1K 3HU United Kingdom, and any writ, judgement or other notice of legal process shall be sufficiently served on us if delivered to such agent at its address.

We intend this Undertaking to be a deed and execute and deliver it as a deed.

Executed as a deed by Teleios Global Opportunities Master Fund, Ltd. acting by Carl Speck who is permitted to execute for Teleios Global Opportunities Master Fund, Ltd. under the laws of the Cayman Islands

Authorised signatory

Schedule 1
The Shares

Part I

Shares of which we are the Beneficial and Registered Holder

Name and address of registered/beneficial holder	Number of ordinary shares of 5p each in the Offeree

N/A	N/A

Part II

Shares of which we are the Beneficial but not the Registered Holder

Name and address of registered holder	Number of ordinary shares of 5p each in the Offeree

Morgan Stanley & Co. International plc International Prime Brokerage 25 Cabot Square Canary Wharf London E14 4QA	32,347,981

Appendix 1

THE 2.7 ANNOUNCEMENT